EXHIBIT 99.1

Lumenis Sues Alma Lasers for Patent Infringement

Yokneam, Israel, October 1, 2007 – Lumenis Ltd., a global leader in laser and light-based devices for medical and aesthetic applications, announced that it filed a lawsuit in the U.S. District Court for the Northern District of Illinois against Alma Lasers Ltd. and Alma Lasers Inc. for patent infringement. In this lawsuit, Lumenis has accused Alma’s light-based cosmetic treatment systems, including the Harmony platform, of infringing seven of Lumenis’ U.S. patents.

Lumenis is seeking an injunction against further infringement as well as monetary damages. If Lumenis prevails at trial, Alma could be ordered to pay millions of dollars in damages for past sales and to stop selling infringing products. Lumenis also alleges that Alma’s activities constitute willful infringement of these patents, which if Lumenis prevails on such a claim, Alma could be forced to pay up to triple the amount of the original damages assessment.

Dov Ofer, Chief Executive Officer of Lumenis, commented, “Lumenis, a pioneer in the industry, has an extensive portfolio of fundamental patents, a number of which we claim are infringed by Alma and by others who have taken advantage of the significant growth of the light-based cosmetic industry. Lumenis intends to defend the rights afforded to it by its considerable portfolio and has undertaken a program of defending its patents and preventing such continued infringement.”

About Lumenis Ltd.
Lumenis is a global developer, manufacturer and seller of laser and light-based devices for medical, aesthetic, ophthalmic, dental and veterinary applications. The Company offers a wide range of products along with extensive product support systems including training, education and service. Lumenis invests heavily in research and development to maintain and enhance its leading industry position. The Company holds numerous patents worldwide on its technologies. For more information about Lumenis and its products, log onto: http://www.lumenis.com

Lumenis® is a registered trademark of Lumenis Ltd.

For further information contact:

Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com